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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO___________)*

                      Camera Platforms International, Inc.
                      ------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.0005 Par Value Per Share
                    -----------------------------------------
                         (Title of Class of Securities)


                                   133255-10-9
                              ---------------------
                                 (CUSIP Number)

                             David L. Ficksman, Esq.
                                 Loeb & Loeb LLP
         10100 Santa Monica Boulevard, Suite 2200, Los Angeles, CA 90067
                                 (310) 282-2000
         ---------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  July 10, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.


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CUSIP No. 133255-10-9

1       NAME OF REPORTING PERSON

               Martin Perellis and Joanne Perellis, as trustees of The Perellis 2000 Trust, a California trust U/A/D/ 07/19/2000.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Not Applicable
               ---------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a) [_]              (b) [_]

3       SEC USE ONLY

4       SOURCE OF FUNDS

               OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

               State of California

NUMBER OF              7      SOLE VOTING POWER
SHARES                                2,484,512 (Subject to Adjustment -
BENEFICIALLY                          See Items 3 and 5)
OWNED BY
EACH                   8      SHARED VOTING POWER
REPORTING                             0
PERSON
                       9      SOLE DISPOSITIVE POWER
                                      2,484,512 (Subject to Adjustment -
                                      See Items 3 and 5)

                       10     SHARED DISPOSITIVE POWER
                                      0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,484,512 (See Items 3 and 5)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

               [_]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               25%

14      TYPE OF REPORTING PERSON

               OO


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ITEM 1. SECURITY AND ISSUER

        This statement on Schedule 13D relates to the common stock, $0.0005 par value per share (the "Common Stock"), of Camera Platforms International, Inc., a Delaware corporation (the "Company"). The principal executive office of the Company is located at 10909 Vanowen Street, North Hollywood, California 91605.

ITEM 2. IDENTITY AND BACKGROUND

            This Statement is being filed by Martin Perellis ("Mr. Perellis") and Joanne Perellis ("Ms. Perellis" and together with Mr. Perellis, the "Trustees") as trustees of The Perellis 2000 Trust, a California Trust U/A/D/ 07/19/2000 (the "Trust"). The principal business address of the Trust is 7860 Torreyson Drive, Los Angeles, California 90046. The principal business of Mr. Perellis is President of Consolidated Productions Inc., an entertainment production company. The principal business of Ms. Perellis is executive officer of Consolidated Production Inc., an entertainment production company. The residence and business address of the Trustees is 7860 Torreyson Drive, Los Angeles, California 90046.

            During the past five years, neither Mr. Perellis, Ms. Perellis nor the Trust has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

             Pursuant to an Order of Confirmation dated June 28, 2000 of the United States Bankruptcy Court for the Central District of California entered June 29, 2000, the Company's Second Amended Plan of Reorganization (the "Plan") was confirmed. Under the Plan, DOOFF, LLC ("DOOFF"), a California limited liability company and the successor in interest to Foothill Capital Corporation, the Company's secured lender, is entitled to receive (1) 4,000,000 shares of Common Stock in partial consideration for the restructure of its secured claim and in partial consideration for the new working capital line which DOOFF provided to the Company and (2) 969,023 shares of Common Stock based on one share for each $2.00 of its approved claim. Additionally, DOOFF is entitled to receive an aggregate of 49.9999% of the outstanding shares of Common Stock of the Company (the "DOOFF Shares") after giving effect to all distributions under the Plan (including the 4,969,023 shares referred to above) in partial consideration for DOOFF providing a working capital facility to the Company. As the amount of distributions under the Plan has not yet been determined, the number of shares to which DOOFF is entitled cannot be ascertained at this time. Subsequent to the confirmation of the Plan, DOOFF assigned half of its entitlement to the DOOFF Shares to the Trust and half of the DOOFF Shares to the Wolas Family Limited Partnership. Mr. Perellis and Herbert Wolas, a limited partner of the Wolas Family Limited Partnership, were the sole members of DOOFF.

ITEM 4. PURPOSE OF TRANSACTION

            The shares of Common Stock owned by the Trust were acquired for investment purposes and in connection with acquiring a controlling interest in the Company. The Trustees intend to review their investment in the Company on a continuing basis and, depending upon price and availability of securities of the Company, subsequent developments affecting the Company, the Company's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, to consider increasing or decreasing the size of the Trust's investment in the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) As of the date hereof, the Trust beneficially owned 2,484,512 of the outstanding shares of Common Stock (subject to adjustment as set forth in Item 3 above). Such shares represent approximately 24.9995%



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of the outstanding shares of Common Stock. The only beneficiaries of the Trust are Mr. Perellis and Ms. Perellis. Other than Mr. Perellis and Ms. Perellis, no one else exercises any type of control over the Trust. The Trustees have unlimited control in their management of the Trust.

        (b) By virtue of their status as trustees of the Trust, Mr. Perellis and Ms. Perellis have the power to vote or direct the vote of the securities owned by the Trust. By virtue of their status as Trustees of the Trust, Mr. Perellis and Ms. Perellis have the power to dispose or direct the disposition of the securities owned by the Trust.

        (c) The Trustees have not effected any transaction in the Common Stock during the past 60 days, except as disclosed herein.

        (d) As beneficiaries of the Trust, the Beneficiaries may have the right to receive dividends from, or the proceeds from the sale of, securities held by the Trustees, including shares of the Common Stock.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Other than as described in Items 3 and 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.    DESCRIPTION
-----------    -----------

99.1           Second Amended Plan of Reorganization dated as of April 17, 2000.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.

Date:   July 19, 2000                           THE PERELLIS 2000 TRUST



                                                By:  /s/ Martin Perellis
                                                   -----------------------------
                                                      Martin Perellis, Trustee



                                                By:  /s/ Joanne Perellis
                                                   -----------------------------
                                                      Joanne Perellis, Trustee

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                                  EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION
-----------    -----------

99.1           Second Amended Plan of Reorganization dated as of April 17, 2000.


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